SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 17, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated October 17, 2006 announcing its results for the third quarter of 2006.

October 17th, 2006

Strong growth in like-for-like sales in the 3rd quarter: +9.5%

(+9.1% for the first 9 months)

Objective for organic sales growth above +8% for 2006

Objective for underlying earnings per share above +15% for 2006

1 – Like-for-like sales up +9.5% in the 3rd quarter 2006

Groupe DANONE achieved +9.5% like-for-like sales growth in the third-quarter. This takes the like-for-like sales growth to +9.1% for the first 9 months of 2006.

Consolidated sales amounted to €10,772 million in the first 9 months of 2006, increasing by +9.3% on a historical basis. Changes in exchange rates had a positive impact of +0.8% while the scope of consolidation negatively impacted sales by -0.6%.

Figures by business line and geographical area for the first 9 months are as follows:

€ millions	9 months 2005	9 months 2006	Change like for like [1]

BY BUSINESS LINE
Fresh Dairy Products	5,342	5,957	+9.1%
Beverages	2,738	3,112	+13.1%
Biscuits & Cereal Products	1,773	1,703	+2.8%

BY GEOGRAPHICAL AREA
Europe	6,208	6,504	+4.8%
Asia	1,745	1,965	+18.5%
Rest of World	1,900	2,303	+15.6%

Group	9,853	10,772	+9.1%

[1] : like for like = at constant scope of consolidation and exchange rates

For further information : Direction de la Communication : +33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76 GROUPE DANONE : 17 Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80	1

Like-for-like sales growth by business line and geographical area is as follows:

like-for-like	1st Quarter	2nd Quarter	1st Half	3rd Quarter	9 Months

BY BUSINESS LINE
Fresh Dairy Products	+9.5%	+8.5%	+9.0%	+9.2%	+9.1%
Beverages	+11.8%	+12.4%	+12.1%	+14.9%	+13.1%
Biscuits & Cereal Products	+3.5%	+4.4%	+3.9%	+0.3%	+2.8%

BY GEOGRAPHICAL AREA
Europe	+4.3%	+4.7%	+4.5%	+5.3%	+4.8%
Asia	+17.9%	+17.7%	+17.8%	+20.1%	+18.5%
Rest of World	+16.5%	+15.6%	+16.0%	+14.9%	+15.6%

Group	+9.0%	+8.9%	+9.0%	+9.5%	+9.1%

Like-for-like sales growth of +9.5% in the 3rd quarter derives from a +6.6% rise in volume and a +2.9% rise in value.

The acceleration of organic growth observed in the 3rd quarter is mainly due to the very good performance of the Beverages business in Asia. In Europe, the level of activity has been satisfactory. In the Rest of the World Group sales has continued to grow at a solid pace.

On a reported basis, 3rd-quarter sales increased +4.1%. Changes in exchange rates had a negative impact of -2.0% and changes in the scope of consolidation a negative impact of -3.4% (mainly arising from the non-inclusion of Britannia’s sales).

Groupe DANONE has been fully consolidating Britannia Industries Limited since 1994. Britannia is a company listed on the Mumbai Stock Exchange.

On August 1, 2006, Britannia’s Board of Directors decided to limit the release of price-sensitive financial information to comply strictly with Stock Exchange regulations in India. The availability of financial information needed by Groupe DANONE for consolidation purposes has been impacted by this decision.

As a consequence, Groupe DANONE did not book any sales for Britannia in its third quarter of 2006. The inclusion of Britannia in Groupe DANONE perimeter of consolidation will be reviewed at the occasion of the 2006 year-end closing.

For further information : Direction de la Communication : +33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76 GROUPE DANONE : 17 Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80	2

2 –2006 financial objectives:

Based on the sales performance to date and the outlook for the 4th quarter Groupe DANONE now expects organic sales growth for the full year 2006 to be above +8%.

Trading operating margin progression should be within the [+20 bp to +40 bp] range of objectives, most probably in its lower part, as a result of the unfavourable geographical mix effect deriving from the very strong sales growth in the emerging markets.

The growth in underlying earnings per share from continuing activities should be above +15% for the full year 2006.

o o O o o

2006 Final audited results will be released on February 15th, 2007

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further information : Direction de la Communication : +33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76 GROUPE DANONE : 17 Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: October 17, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer